

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

October 23, 2018

Robert A. Riecker
Chief Financial Officer
Sears Holdings Corporation
3333 Beverly Road
Hoffman Estates, Illinois 60179

   Re: **Sears Holdings Corporation**
       Form 10-K for the Fiscal Year Ended February 3, 2018
       Filed March 23, 2018
       File No. 1-36693

Dear Mr. Riecker:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ William H. Thompson

         William H. Thompson
         Accounting Branch Chief
         Office of Consumer Products